Exhibit 12


                             AMERICAN STANDARD INC.
              COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in Millions)


                                                                                                              Nine Months
                                                                                                                 Ended
                                                           For the Years ended December 31,                  September 30,
                                                 -----------------------------------------------------    -------------------
                                                    1993      1994        1995       1996      1997         1997       1998
                                                 --------   --------    --------   --------   --------    --------   --------
Income (loss) from continuing
   operations before taxes                        $(80.5)    $(15.2)     $226.9      $57.6     $236.8      $164.4     $263.4

Equity in net (income) loss of
   associated companies net of dividends
   received                                          1.8        1.1        11.0       11.8       (2.9)       (6.4)      (2.6)

Amortization of capitalized interest                 0.9        1.0         1.1        1.3        1.4         1.1        1.2

Interest expense                                   277.9      259.4       213.3      198.2      192.2       144.0      145.4

Rental expense factor                               13.2       17.6        23.0       27.3       25.0        18.0       19.7

                                                 --------   --------    --------   --------   --------    --------   --------
Earnings available for fixed charges              $213.3     $263.9      $475.3     $296.2     $452.5      $321.1     $427.1
                                                 ========   ========    ========   ========   ========    ========   ========
Interest expense                                  $277.9     $259.4      $213.3     $198.2     $192.2      $144.0     $145.4

Capitalized interest                                 2.7        2.9         4.0        3.9        3.8         2.9        2.9

Rental expense factor                               13.2       17.6        23.0       27.3       25.0        18.0       19.7
                                                 --------   --------    -------    --------   --------    --------   --------
Fixed charges                                     $293.8     $279.9      $240.3     $229.4     $221.0      $164.9     $168.0

Ratio of earnings to fixed charges (a)             - (b)      - (b)         2.0        1.3        2.0         1.9        2.5
                                                 ========   ========    ========   ========   ========    ========   ========


(a) For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.

(b) Earnings were insufficient to cover fixed charges for the years ended December 31, 1993 and 1994, by $80.5 million and $16.0 million, respectively.